UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

FORM 1-SA

SEMIANNUAL FINANCIAL REPORT PURSUANT TO REGULATION A
_________________________________

For the fiscal semiannual period ended June 30, 2021

Park View OZ REIT, Inc

(Exact name of issuer as specified in its charter)

Commission File Number: 024R-00390

Maryland	85-1631598
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Beacon Street, 32nd Floor

Boston, MA 02108

(Full mailing address of principal executive offices)

(617) 971-8807

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

1

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this Semiannual Report, unless context otherwise requires, references to “we,” “us,” “our” or the “Company” refer to Park View OZ REIT, Inc, a Maryland corporation, Park View OP, LP, a Delaware limited partnership (our “Operating Partnership”), and our Operating Partnership’s subsidiaries, taken together.

This semiannual report on Form 1-SA (this “Semiannual Report”) contains forward-looking statements about our business, operations and financial performance, including statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements address our plans, strategies and objectives for future operations, including in relation to future growth and availability of funds, and are based on current expectations which involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed under the headings “Risk Factors” in our offering circular dated February 4, 2021, as the same may be amended or supplemented from time to time, a copy of which may be accessed here,   and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Semiannual Report. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved.

Overview

Park View OZ REIT, Inc. is a Maryland corporation formed on June 19, 2020 to originate, invest in and manage a diversified portfolio of commercial real estate properties. Park View OZ REIT, Inc. is the sole general partner of Park View OP, LP. All of our assets are held by, and all of our operations are conducted through our Operating Partnership, either directly or through its subsidiaries. We are externally managed by Park View OZ REIT Manager, LLC, a Delaware limited liability company (our “Manager”), an affiliate of our sponsor, Park View Investments, LLC (our “Sponsor”).

We are focused on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. At least 90% of our assets consist of qualified opportunity zone property.

Additionally, Park View OZ REIT Inc. intends to operate in such a manner that will help it qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. Among other requirements, REITs must distribute at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain) to stockholders. We intend to qualify as a REIT for U.S. federal income tax purposes on such date as determined by our board of directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. See “Note 2 – Summary of Significant Accounting Policies – Income Taxes” in our consolidated financial statements included elsewhere in this Semiannual Report for additional details regarding REIT taxation.

COVID-19

The response by governmental and other authorities to contain the spread of COVID-19 and its variants through lockdowns, closures, restrictions on travel and quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have and continue to result in significant disruptions to global economic and market conditions.

The COVID-19 virus presents material uncertainty and risk with respect to the Company’s future performance and future financial results, such as the potential to negatively impact future occupancy rates, financing, our costs of operations, the value of our investments and laws, regulations and governmental and regulatory policies applicable to the Company. Given the evolving nature of the COVID-19 outbreak, the extent to which it may impact our future performance and future financial results will depend on future developments, including the duration and severity of the pandemic, the uneven impact to certain industries, advances in testing, treatment and prevention, the effectiveness and efficiency of distribution of vaccines, how quickly or when “herd immunity” will be achieved, the development of new strains and the level of resistance these new strains have to the existing vaccines, the recovery time of the disrupted supply chains and industries, the impact of labor market interruptions, the macroeconomic impact of government measures to contain the spread of the virus and related government stimulus measures and when the restrictions that were imposed to slow the spread of the outbreak will be lifted entirely, among others, all of which remain highly uncertain at this time and as a result we are unable to estimate the impact that the COVID-19 outbreak may have on our future financial results at this time. Management continuously reviews our investment and financing strategies to optimize our portfolio and reduce our risk in the face of the rapid development and fluidity of this situation.

2

Our Offering

On January 5, 2021, we qualified with the Securities and Exchange Commission (“SEC”) an offering of our common stock, par value $0.01 per share under Regulation A (the “Offering”). We expect to offer up to $50,000,000 in shares of our common stock on a “best efforts” basis in any rolling 12-month period. We intend effectively to conduct a continuous offering of the maximum number of shares of our common stock that we are permitted to sell pursuant to Regulation A over an unlimited time period by filing a new offering statements prior to the end of the three-year period described in Rule 251(d)(3) of Regulation A. We reserve the right extend our Offering term to the extent permissible under applicable law or terminate it at any time. As of June 30, 2021, the Company has not begun operations.

Results of Operations

As of June 30, 2021, the Company has not begun operations. There have been no material changes in financial condition from the end of the preceding fiscal year to June 30, 2021.

Liquidity and Capital Resources

As our sponsor, Park View Investments has been funding our offering costs. Park View Investments will continue to provide financial support until Park View OZ REIT begins generating revenue from its own activities and achieves sustainable operations.

We require capital to fund our investment activities, pay our operating fees and expenses, and pay our outstanding indebtedness. We anticipate our operating fees and expenses will include, among other things, the management fee we pay to our Manager, legal, audit and valuation expenses, regulatory filing fees, printing expenses, transfer agent fees, marketing and distribution expenses and fees related to identifying, acquiring, developing or redeveloping and managing our portfolio of commercial real estate properties and real estate related assets. We do not have any office or personnel expenses as we do not have any employees.

We will obtain the capital resources required to identify, acquire, develop or redevelop and manage a diversified portfolio of commercial real estate properties and real estate related assets primarily from the net proceeds of our Offering, and any future offerings that we may conduct, secured or unsecured financings from banks and other lenders and undistributed cash flow from operations.

The economic effects of the COVID-19 pandemic may make it more difficult for us to obtain secured or unsecured financings from banks and other lenders for our investments on attractive terms or at all.

Our Manager and its affiliates, including our Sponsor, have funded our capital resources on a short-term basis by advancing us substantially all of our organization, operation and Offering expenses pursuant to the terms of a management agreement between the Company, our Operating Partnership and our Manager and a support agreement between our Manager and our Sponsor.

We are dependent on the net proceeds from our Offering to conduct our operations. If we are unable to raise substantial funds would increase our fixed operating expenses as a percentage of available capital resources, reducing our capacity to generate income and limiting our ability to make distributions.

We may employ leverage in order to provide more capital to fund our investment activities. We believe that careful use of conservatively structured leverage will help us to achieve our diversification goals and potentially enhance our investment returns. Our targeted aggregate property-level leverage, excluding any debt at the Company level or on assets under development or redevelopment, after we have acquired a substantial portfolio of stabilized investments, is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. As we are acquiring, developing and redeveloping our investments, we may employ greater leverage on individual assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. An example of property-level leverage is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties.

3

Trend Information

Other than national economic conditions and COVID-19 affecting real estate generally, we are not aware of any material trends, uncertainties, demands, commitments or events, favorable or unfavorable, that may reasonably be anticipated to have a material effect on our potential revenue or income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily to be indicative of future operating results or our financial condition, other than those discussed under the heading “Risk Factors” in our offering circular dated February 4, 2021, as the same may be amended or supplemented from time to time, a copy of which may be accessed here.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting qualified opportunity zone investments, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

We are closely monitoring the evolving effects of the Covid-19 pandemic on commercial real estate markets and the economy in general.

Item 2. Other Information

On July 12, 2021, we initiated operations and began accepting investor capital. As of September 28, 2021, we have raised a total of $730,000.

4

Item 3. Financial Statements

Index to Financial Statements of
Park View OZ REIT Inc.

For the period ended June 30, 2021

F-1

Park View OZ REIT, Inc

Balance Sheets

	As of June 30, 2021	As of December 31, 2020
Assets:	(unaudited)

Cash and cash equivalents	$10,000	$10,000
Total Assets	$10,000	$10,000

Commitments and Contingencies

Stockholder's Equity:
Preferred stock, $0.01 par value, 1,000,000 shares authorized; 0 shares issued and outstanding	$-	$-
Common stock, $0.01 par value, 9,000,000 shares authorized; 100 shares issued and outstanding	1	1
Additional paid-in capital	9,999	9,999
Retained earnings	-	-
Total Liabilities and Stockholder's equity	$10,000	$10,000

See accompanying notes to financial statements

F-2

Park View OZ REIT, Inc

Statement of Operations (unaudited)

	For the six months ended June 30, 2021	For the period beginning June 19, 2020 (Formation) to June 30, 2020

Revenues	$-	$-

Operating Expenses	-	-

Net Income	$-	$-

See accompanying notes to financial statements.

F-3

Park View OZ REIT, Inc

Statements of Changes in Stockholder’s Equity (unaudited)

For the six months ended June 30, 2021

	Preferred Stock - Shares	Preferred Stock - Amount	Common Stock - Shares	Common Stock - Amount	Additional Paid-in Capital	Retained Earnings	Total

Balance at December 31, 2020	-	$-	100	$1	$9,999	$-	$10,000

Capital Contributions	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	-	-

Balance at June 30, 2021	-	$-	100	$1	$9,999	$-	$10,000

For the period beginning June 19, 2020 (Formation) to June 30, 2020

	Preferred Stock - Shares	Preferred Stock - Amount	Common Stock - Shares	Common Stock - Amount	Additional Paid-in Capital	Retained Earnings	Total

Balance at June 19, 2020	-	$-	-	$-	$-	$-	$-

Capital Contributions	-	-	100	1	9,999	-	10,000
Net Income	-	-	-	-	-	-	-

Balance at June 30, 2020	-	$-	100	$1	$9,999	$-	$10,000

See accompanying notes to financial statements.

F-4

Park View OZ REIT, Inc

Statement of Cash Flows (unaudited)

	For the six months ended June 30, 2021	For the period beginning June 19, 2020 (Formation) to June 30, 2020

Operating Activities:
Net Income	$-	$-
Net Cash Provided by Operating Activities	-	-

Financing Activities
Capital Contributions from a Related Party	-	10,000
Net Cash Provided by Financing Activities	-	10,000

Net Change in Cash and Cash Equivalents	-	10,000
Cash and Cash Equivalents at the Beginning of Period	10,000	-
Cash and Cash Equivalents at End of Period	$10,000	$10,000

See accompanying notes to financial statements.

F-5

PARK VIEW OZ REIT, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED June 30, 2021

1.	Formation and Organization

Park View OZ REIT, Inc (the “Company”) was formed on June 19, 2020, as a Maryland corporation and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with its fiscal year ending December 31, 2021 or such later date as determined by the Company’s Board of Directors. The Company was organized to initially function as a qualified opportunity fund, as defined in the Internal Revenue Code of 1986, as amended (the “Code”). As a Qualified Opportunity Fund, the Company's primary purpose is to identify, acquire and develop or redevelop properties located within qualified opportunity zones. All of the Company’s business will be externally managed by Park View REIT Manager, LLC (the “Manager”), a Delaware limited liability company.

The Company began operations on July 12, 2021.

The Company has authorized: (i) 9,000,000 shares of common stock at $.01 par value per share and (ii) 1,000,000 shares of preferred stock at $.01 par value per share. As of June 30, 2021, we have not issued any preferred shares. The Company may increase the number of shares of common or preferred stock without stockholder consent. As of June 30, 2021, the Company has issued 100 shares of common stock to Park View Investments, LLC (the "Sponsor") for $10,000.

The Company has filed an offering statement on Form 1-A with the Securities and Exchange Commission (“SEC”) with respect to an offering (the “Offering”) of up to $50,000,000 in shares of its common stock, for an initial price of $100 per share.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Information

We have prepared the accompanying interim financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. These interim financial statements have been prepared by management and are unaudited and unreviewed and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our balance sheets, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2021. Certain information and footnote disclosures normally included in interim financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been omitted in accordance with the rules and regulations of the SEC. These interim financial statements should be read in conjunction with the December 31, 2020 audited financial statements and accompanying notes.

Basis of Presentation

The accompanying financial statements and related notes of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

F-6

Organizational, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s management agreement (the “Management Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

F-7

Beginning on July 12, 2021 the date the Company started its operations, it will start to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments will be made in monthly installments.

As of June 30, 2021, the Manager has incurred organization and offering costs of approximately $211,000 on behalf of the Company. These costs are not recorded in the financial statements of the Company as of June 30, 2020, because such costs are not a liability of the Company until the minimum number of shares of the Company’s common stock are issued. When recorded by the Company, organization costs will be expensed as incurred, and offering costs will be charged to additional paid-in capital as such amounts are reimbursed to the Manager or its affiliates from the gross proceeds of the Offering.

Recent Accounting Pronouncements

Management has determined that all recently issued accounting pronouncements will not have a material impact on the Company’s financial statements or do not apply to the Company’s operations.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Code and intends to operate as such. Because qualifying opportunity zone investments usually require substantial development or redevelopment the Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

3.	Related Party Arrangements

Park View REIT Manager, LLC

On July 30, 2020, the Company has entered into a five-year management agreement with the Manager.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Offering subject to achieving the minimum capital raise. The Company will reimburse the Manager for the actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company.

F-8

Starting on the date the Company began operations July 12, 2021, the Company will pay the Manager a quarterly management fee of one-fourth of 0.75%, which, until 12 months following the commencement of the offering, will be based on our offering proceeds as of the end of each quarter, and thereafter will be based on our net asset value (“NAV”) at the end of each prior quarter. The Company will also issue the Manager a 5% interest in common stock, subject to anti-dilution protection.

4.	Economic Dependency

Under various agreements, the Company has engaged Park View REIT Manager, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Park View REIT Manager, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

5.	Stockholder Redemption Plan

The Company has adopted a stockholder redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. The Company intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter (the “Redemption Date”). Share repurchases under the stock redemption plan will be effected at a repurchase price equal to the Company’s NAV per share for the quarter in which the Redemption Date occurs.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the Company’s operations and its non-redeemed stockholders, to prevent an undue burden on the Company’s liquidity, to preserve the Company’s status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that the Company amends, suspends or terminates the Company’s redemption plan, the Company will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT (for example, if a redemption request would cause a non-redeeming stockholder to violate the ownership limits in the Company’s operating agreement or if a redemption constitutes a “dividend equivalent” redemption that could give rise to a preferential dividend issue, to the extent applicable). Therefore, a stockholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

6.	Commitments and Contingencies

Management continues to evaluate the impact of the COVID-19 global pandemic and has concluded that while it is reasonably possible that the virus could have a negative impact on the Company’s financial position and its results of operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7.	Subsequent Events

Management has evaluated subsequent events to determine if events or transactions through the date the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statements. Management has evaluated the activity of the Company through September 28, 2021 and other than noted below there are no subsequent events to report.

On July 12, 2021, we initiated operations and began accepting investor capital. As of September 28, 2021, we have raised a total of $730,000.

F-9

Item 4. Index to Exhibits

Exhibit No.	Description
2A.1	Articles of Amendment and Restatement of the Company(1)
2B.1	Amended and Restated Bylaws of the Company adopted by the Board of Directors on November 12, 2020(2)
4.1	Form of Subscription Package(3)
6.1	Form of Agreement of Limited Partnership of Park View OZ REIT OP, LP(1)
6.2	Form of Amended Management Agreement by and among the Company, Park View OZ REIT OP, LP Park View OZ REIT Manager, LLC(3)
6.3	Form of Support Agreement by and between the Company, Park View Investments, LLC, Park View OZ REIT Manager, LLC(1)

(1)	Incorporated by reference to the Company’s Form 1-A as filed with the SEC on October 7, 2020.
(2)	Incorporated by reference to Amendment No. 1 of the Company’s Form 1-A as filed with the SEC on November 13, 2020.
(3)	Incorporated by reference to Amendment No. 3 of the Company’s Form 1-A as filed with the SEC on December 22, 2020.

5

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2021.

Park View OZ REIT Inc

By:	/s/ Michael Kelley
Michael Kelley
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Kelley	Chairman of the Board and Chief Executive Officer	September 28, 2021
Michael Kelley

/s/ Elizabeth Tyminski	Vice Chairman of the Board, Chief Financial Officer	September 28, 2021
Elizabeth Tyminski

6